July 23, 2024

Harvey Schiller
Chief Executive Officer
Goal Acquisitions Corp.
12600 Hill Country Blvd, Building R, Suite 275
Bee Cave, TX 78738

       Re: Goal Acquisitions Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 9, 2024
           File No. 001-40026
Dear Harvey Schiller:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Steven Burwell, Esq.